EXHIBIT 99.5
                                                                    ------------


[GRAPHIC OMITTED]
[LOGO - VERMILION ENERGY TRUST]



                          PRESS RELEASE - MAY 11, 2004
                      FIRST QUARTER RESULTS, MARCH 31, 2004


Vermilion Energy Trust ("Vermilion") (TSX - VET.UN) is pleased to report unaudited interim operating and financial results for the period ended March 31, 2004. Prior results have been restated to show Aventura Energy Inc. ("Aventura"), a 72.2% owned subsidiary as a discontinued operation in accordance with Canadian generally accepted accounting principles. Vermilion announced the proposed sale of Aventura on March 22, 2004 and the transaction closed on May 6, 2004. Note that Aventura did not previously contribute any cash flow or production to the generation of the Trust distributions.

Vermilion achieved the following highlights:

FIRST QUARTER HIGHLIGHTS

> Recorded Trust production of 21,317 boe/d, compared to 21,510 boe/d in the fourth quarter of 2003. First quarter production was affected by normal production declines, tempered by new production from wells drilled in the fourth quarter of 2003.

> Maintained stable distributions of $0.17 per month, a rate that has remained constant since our initial distribution in March 2003. Vermilion anticipates that this level of distributions will be sustainable through 2004 provided there are no significant negative changes to commodity prices.

> Provided a total return to unitholders of 22.6% in the first quarter comprised of 19.3% in capital appreciation and 3.3% in distributions.

> Announced the proposed sale of Aventura for $5.10 per share in cash, yielding gross proceeds of $228 million ($165 million net to Vermilion). The transaction closed May 6, 2004.

> Announced the proposed acquisition of producing properties in the Netherlands for $80.5 million. Upon closing, Vermilion will be acquiring 5,900 boe/d from predominantly onshore producing gas properties for less than $14,000 per boe/d and less than $5.00 per boe of proven plus probable reserves. The closing is anticipated to occur in May 2004.

> Announced the formation of an international exploration company, Verenex Energy Inc. ("Verenex"), whose mandate will include the acceleration of Vermilion's exploration efforts in France. Vermilion anticipates that it will hold a controlling equity position in Verenex following an initial financing to be completed this spring.

CHANGES IN ACCOUNTING POLICY

Vermilion adopted the new Canadian accounting rules regarding hedge accounting, unit based compensation and asset retirement obligations commencing in 2004. In addition, as a result of the decision to sell Aventura, the Trust's investment in Aventura was reclassified to reflect an asset held for resale. These changes have impacted Vermilion's net earnings however; there has been no impact on the Trust's cash flow or distributions payable to unitholders. Further details on the impact of these accounting changes are outlined in management's discussion and analysis of the first quarter results.

CONFERENCE CALL

Vermilion will discuss these results in a conference call to be held on Wednesday, May 12, 2004. The conference call will begin at 10:00 a.m. EST (8:00 a.m. MST). To participate, you may call toll free 1-800-814-4857 or 1-416-640-4127 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21048335 followed by the pound "#" key. The replay will be available until midnight eastern time on Wednesday, May 19, 2004.


                                       1
--------------------------------------------------------------------------------

HIGHLIGHTS                                           CONSOLIDATED   CONSOLIDATED
                                                        MARCH 31,      MARCH 31,
(unaudited)                                                  2004           2003
--------------------------------------------------------------------------------

FINANCIAL ($000 CDN EXCEPT UNIT AND PER UNIT AMOUNTS)

Petroleum and natural gas revenues                   $     77,610    $    87,579
Cash flow from operations                                  35,103         37,701
     Per unit, basic (1)                                     0.54           0.66
Distributions (2)                                          30,345         17,666
     Per unit                                                0.51           0.34
     % Cash flow distributed                                  86%            47%
Capital expenditures                                       16,552         18,763
Long-term debt, net of working capital                     85,656        108,142
Trust units outstanding (1)
     Basic                                             65,240,736     57,557,131
     Diluted                                           69,488,036     61,906,831
Weighted average trust units outstanding (1)
     Basic                                             65,021,836     57,410,652
     Diluted                                           65,045,645     57,606,607
Unit trading
     High                                            $      18.90    $     13.00
     Low                                             $      15.25    $     11.12
     Close                                           $      18.30    $     12.30

OPERATIONS

Production
     Crude oil (bbls/d)                                     9,927         11,378
     Natural gas liquids (bbls/d)                           2,374          1,956
     Natural gas (mcf/d)                                   54,099         78,475
     Boe/d (6:1)                                           21,317         26,413
Average selling price
     Crude oil (per bbl, including hedging)          $      35.73    $     39.34
     Crude oil (per bbl, not including hedging)             41.82          46.05
     Natural gas liquids (per bbl)                          33.14          41.09
     Natural gas (per mcf, including hedging)                6.74           5.73
     Natural gas (per mcf, not including hedging)            6.73           5.73

Netbacks per boe (6:1)
     Operations netback                                     21.61          24.17
     Cash flow netback                                      18.10          17.35
     Operating costs                                         6.16           5.45
     General and administration                      $       1.58    $      1.15

(1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

(2)  Distributions are paid on issued trust units at each record date


The above table includes non-GAAP measurements, which may not be comparable to other companies.


                                       2
--------------------------------------------------------------------------------

OPERATIONAL ACTIVITIES

In Canada, the Trust drilled seven wells (3.9 net) in the first quarter, resulting in six gas wells (3.7 net) and one dry hole (0.2 net). Four of the gas wells are waiting tie-in. Vermilion's drilling efforts continue to focus on properties in the Drayton Valley region. The Trust is exploring initiatives that could lead to higher activity levels through third party participation.

In France, Vermilion successfully drilled and completed the La Torche 2 well, and anticipates that a scheduled fracture stimulation treatment of this well will increase production rates to target levels exceeding 300 boe/d. A second development well, the Champotran 23, encountered a gas-charged upper shale zone above the target horizon that prevented the successful completion of this well. The well has been temporarily suspended pending a review of the drilling program and techniques, and may be re-entered later this year.

In the Netherlands, Vermilion is continuing discussions with government representatives and anticipates receiving approval for the proposed transaction in May. The Trust is moving forward with staffing initiatives and plans to assume full operatorship of these properties in late 2004. In the meantime, Vermilion and the vendor have negotiated a transition agreement that will facilitate a smooth transition period until Vermilion is sufficiently staffed in the Netherlands.

PRODUCTION SUMMARY (6:1)
-------------------------------------------------------------------------------
                                              THREE MONTHS ENDED MARCH 31, 2004
                           OIL & NGLS       NATURAL GAS         TOTAL
                             (BBLS/D)          (MMCF/D)       (BOE/D)         %
-------------------------------------------------------------------------------
VERMILION ENERGY TRUST
     Canada                     6,300             52.53        15,055        71
     France                     6,001              1.57         6,262        29
-------------------------------------------------------------------------------
     Total                     12,301             54.10        21,317       100
-------------------------------------------------------------------------------

First quarter production in Canada averaged 6,300 bbls/d of oil and NGL's and
52.5 mmcf/d of natural gas compared to 6,028 bbls/d of oil and NGL's and 54.3 mmcf/d of natural gas in the fourth quarter of 2003. An active fourth quarter drilling program effectively offset natural declines. The proposed 2004 capital program should slow our production declines this year, but acquisition(s) will be required to replace produced reserves. We continue to evaluate domestic acquisitions as an important part of our core strategy.

Production in France declined to 6,262 boe/d in the first quarter from 6,437 boe/d in the fourth quarter of 2003. Scheduled workovers in the second quarter, the LaTorche 2 fracture stimulation and drilling operations in the latter part of the year are expected to contribute to modest growth in production in France through the year. The Trust is projecting production to average 6,400 boe/d from France in 2004.

Production in the Netherlands is expected to average 5,900 boe/d in 2004, and is characterized by seasonal fluctuations reflecting increased demand for natural gas in fall and winter months. Production and cash flow from the Netherlands will be incorporated into our disclosure beginning on the closing date of the transaction. The full impact of these volumes will be fully reflected in the Trust's results in the third quarter of 2004.

DRILLING ACTIVITY (# OF WELLS)
------------------------------------------------------------------------------
                                             THREE MONTHS ENDED MARCH 31, 2004
------------------------------------------------------------------------------
                                CANADA              FRANCE               TOTAL
                         GROSS   (NET)       GROSS   (NET)       GROSS   (NET)
------------------------------------------------------------------------------
Oil                          0    (0.0)          0    (0.0)          0    (0.0)
Gas                          6    (3.7)          0    (0.0)          6    (3.7)
Standing                     0    (0.0)          1    (1.0)          1    (1.0)
D&A                          1    (0.2)          0    (0.0)          1    (0.2)
------------------------------------------------------------------------------
TOTAL                        7    (3.9)          1    (1.0)          8    (4.9)
-------------------------------------------------------------------------------


                                       3
--------------------------------------------------------------------------------

In addition to the Trust's drilling operations, Vermilion had 4 wells drilled on its lands by third party operators through farm-out arrangements in which Vermilion maintained an overriding royalty. Vermilion will continue to pursue activity on its undeveloped land base by third parties as a means of creating economic value in the form of low risk participation in areas that may not be compatible with the Trust's capital development strategy or in areas where the Trust lacks specific expertise.

FINANCIAL

The Trust generated cash flow of $35.1 million ($0.54 per unit) in the first quarter of 2004, compared to $34.5 million ($0.57) in the fourth quarter of 2003. The Trust's distributions in the first quarter totalled $30.3 million or $0.51 per unit. The year-to-date payout ratio is approximately 86% of total cash flow. Capital expenditures in the quarter totalled $16.6 million resulting in total debt, net of working capital of $85.7 million at the end of the quarter. This does not include the full cash proceeds from the sale of Aventura. Following the closing of the proposed Netherlands acquisition and the sale of Aventura, net debt is expected to total approximately $50 million. Pro-forma debt to annualized cash flow will be less than 0.4 times.

CAPITAL EXPENDITURES ($000's)
-------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, 2004                                         TRUST
                                                                         ASSETS
-------------------------------------------------------------------------------
Land                                                                    $   164
Seismic                                                                      75
Drilling and completion                                                  11,950
Production equipment and facilities                                       2,770
Workovers                                                                 1,070
Other                                                                       523
-------------------------------------------------------------------------------
                                                                        $16,552
===============================================================================

AVENTURA ENERGY INC.

On March 22, 2004 Vermilion and Aventura announced an agreement with BG Group, whereas BG Group would acquire all the outstanding shares of Aventura for $5.10 per share in cash. Upon closing, the Trust realized net proceeds of approximately $165 million. These proceeds initially reduced Vermilion's outstanding debt and will ultimately be reinvested in cash flow generating properties for the benefit of all unitholders.

VERENEX ENERGY INC.

On April 5, 2004 Vermilion announced the formation of a new international exploration company whose mandate will include the acceleration of the exploration efforts that Vermilion initiated in France prior to converting to a Trust. Verenex will hold a 95% interest in five onshore exploration licenses and a 50% interest in the offshore Aquitaine Maritime concession and Vermilion will hold the balance of these licenses and, subject to French regulatory approval, rights in two wells to be drilled in a concession. This new entity will allow Vermilion unitholders to share in the upside potential of these exploration properties without exposing them to significant exploration or capital risk.

Verenex will benefit from a strong board of directors and an independent management team with extensive international experience. James D. (Jim) McFarland, until recently a director of Vermilion and its affiliate Aventura, will serve as the President & CEO. Mr. McFarland has more than 31 years of oil and gas and senior executive experience, most recently as Managing Director of Southern Pacific Petroleum N.L. in Brisbane, Australia. Vermilion anticipates that its initial ownership in Verenex, which will be publicly listed, will be approximately 50%.


                                       4
--------------------------------------------------------------------------------

OUTLOOK

With the Netherlands acquisition and the disposition of Vermilion's interest in Aventura, the Trust will have replaced over two times its 2003 production with added reserves, will be in a strong position to sustain the current level of distributions, and will have balance sheet flexibility that enables the replacement of an additional two to three years production without requiring further dilution. Vermilion will continue to pursue domestic and international investment opportunities.

Non-residents own approximately 29% of its issued and outstanding units of Vermilion (not including exchangeables) and 27% if the exchangeable shares are included. This compares to 33% and 30%, respectively, at the end of the fourth quarter 2003. Pursuant to Vermilion's Trust Indenture, non-resident unitholders may not own more than 50% of total outstanding trust units. The Trust will continue to ensure that it complies with all requirements under its Trust Indenture, including Canadian ownership requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis (MD&A) dated May 6, 2004, of Vermilion's operating and financial results for the quarter ended March 31, 2004 compared with the corresponding period in the prior year. This discussion should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes, as contained in the Trust's 2003 Annual Report.

Oil and gas prices for the first quarter of 2004 remained strong in comparison with the first quarter of 2003. The WTI reference price for oil averaged $35.15 US per bbl for the three month period, Dated Brent was $31.95 US per bbl and AECO reference price for gas was $6.41 Cdn per mcf. This compares to $33.86 per bbl for WTI, $31.53 per bbl for Brent and $8.33 per mcf, Cdn AECO for the first three months of 2003. While oil prices were stronger this quarter over last, gas prices were $1.92 Cdn AECO per mcf less than the first quarter 2003. The main reason for the lower netbacks in the first quarter 2004 is the year over year increase in the Cdn/US exchange rate resulting in lower realized Canadian dollar oil prices. While the first quarter 2003 Cdn AECO prices were stronger than the pricing in 2004, Vermilion's gas hedging in 2003 lowered our realized price to make it very similar to 2004 pricing. In 2004, Vermilion's operating netback equalled $21.61 per boe, down 11% over the $24.17 reported for the first three months of 2003. The cash flow netback of $18.10 per boe for the first three months was up 4% over the $17.35 recorded in 2003. Cash flow netbacks were slightly stronger as 2003 netbacks included the impact of the one-time cash costs incurred in the re-organization of Vermilion into a Trust.

Total revenues for the first quarter of 2004 were $77.6 million compared to $87.6 million for the first quarter of 2003. Vermilion's combined crude oil & NGL price was $40.14 per bbl for the first quarter of 2004, a decrease of 12% over the $45.40 per bbl reported for the first quarter of 2003. The Canadian dollar has strengthened considerably over the first quarter 2003 which accounts for the Canadian dollar pricing decline in the first quarter 2004 as oil prices are referenced in U.S. dollars. The natural gas price realized in the first quarter of 2004 was $6.74 per mcf compared to $6.46 per mcf realized a year ago, a 4% year-over-year increase. The impact of Vermilion's hedging program reduced prices by $2.84 per boe on a combined basis for the three month period ended March 31, 2004, compared to a hedging loss of $3.16 per boe in the first three months of 2003.

Net earnings in the quarter increased to $7.2 million ($0.12 per unit) from a loss of $1.2 million ($(0.02) per unit) in the first quarter 2003. Earnings in the quarter were affected by the new accounting policies adopted in the quarter. The most significant changes to earnings were unit compensation expense which added an additional expense of $4.14 per boe and the loss on derivative instruments which decreased earnings by $6.22 per boe. The loss in 2003 came as a result of reorganization costs incurred in Vermilion's conversion to a Trust.


                                       5
--------------------------------------------------------------------------------

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Physical and financial natural gas contracts for 13,632 GJ/d remain in place for the calendar year of 2004 with various price structures resulting in an average floor price of $4.71/GJ. Vermilion has WTI hedges covering 2,250 bbls/d in 2004 at US$24.35/bbl; and 1,500 bbls/d in 2005 at US$24.80/bbl. Vermilion has Brent hedges covering 2,250 bbls/d in 2004 at US$22.93/bbl; and 1,500 bbls/d in 2005 at US$23.37/bbl.

Vermilion has Canadian/US dollar currency swaps in place covering its oil hedge positions for 2004 of US$32.0 million in currency hedges averaging approximately US$0.71 per CDN dollar.

Total royalties, net of ARTC, increased to $9.67 per boe or 24.0% of sales in the first quarter of 2004, compared with $9.54 per boe, or 22.5% of sales in the first quarter of 2003. The increase on a per boe basis is due mostly to a decrease in volumes from quarter to quarter. In France, royalties for the most part are calculated on a unit of production basis and do not react to price changes.

Operating costs increased to $6.16 per boe in 2004 from $5.45 per boe in the first quarter of 2003. In Canada, processing costs in the Peace River Arch area, workovers designed to increase production and increased power costs resulting from the strong gas prices in the year have contributed to the year over year increase. Operating costs in the first quarter were 11% lower than the $6.90 per boe reported for the fourth quarter of 2003.

General and administrative expenses for the year increased to $1.58 per boe from $1.15 per boe in the first quarter of 2003. The increase is mainly due to a reduction in the total costs capitalized combined with lower average production volumes.

Interest expense decreased to $0.69 per boe for the first quarter of 2004 from $0.95 per boe for the corresponding period in 2003 as a result of lower average debt levels due to the December 2003 financing issue.

Depletion and depreciation expenses increased from $10.41 per boe in the first quarter of 2003 to $10.85 per boe in 2004. The increase is due mainly to the increased costs of finding reserves in Canada.

The Trust's current tax provision has increased to $1.24 per boe in the first quarter of 2004 from $0.66 per boe in the first three months of 2003. The current provision is based on an estimated $8 million tax liability in France for the year, while in Canada, it is anticipated that there will be no current taxes due. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time. During the period ended March 31, 2004, a reduction in the Alberta corporate income tax rate was substantially enacted. This reduction amounted to a recovery of future income taxes of approximately $2 million in the three months ended March 31, 2004.

A foreign exchange gain of $0.45 per boe was recorded for the first quarter of 2004 with a gain of $0.02 per boe in the first quarter of 2003. The gain is related to the strengthening Euro and the resulting impact on working capital in our France operations.

Capital spending for the first three months totalled $16.6 million compared to $13.3 million spent in the first quarter of 2003. The capital for the first quarter of 2004 was funded through cash flow and incremental bank debt and was primarily spent on the eight wells drilled in the quarter including one drilling operation and one completion operation in France.


                                       6
--------------------------------------------------------------------------------

Vermilion's debt (net of working capital) on March 31, 2004 was $85.7 million including the book value of Aventura shares held as current assets. There were no changes to Vermilion's credit facility in the first quarter. The facility structure is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

Vermilion has established a reclamation fund to fund the payment of environmental and site restoration costs for its assets. The reclamation fund will be funded by Vermilion Resources and owned by the Trust. Contributions in the first quarter totaled $0.4 million or $0.20 per boe of production in the Trust. Contribution levels to the reclamation fund will be reviewed on a regular basis and may be adjusted to ensure reclamation obligations associated with the Trust's assets will be substantially funded when the costs are forecast to be incurred.

Vermilion maintained monthly distributions at $0.17 per unit for the quarter distributing a total of $30.3 million compared to $17.7 million for the same period in 2003.

During the quarter over 400,000 units were issued on conversion of exchangeable shares, unit rights exercised, bonus plan and distribution reinvestment plan. Unitholders' capital increased during the quarter as a result of the issuance of those units. This increase in equity was offset by cash distributions of $30.3 million in the first quarter.

CICA Accounting Guideline 13 (AcG-13), "Hedging Relationships", became effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. Vermilion is not applying hedge accounting to its hedging relationships, electing instead to account for its hedging activities on a mark-to-market basis. The fair value of derivatives in the quarter resulted in a $6.22 pre-tax per boe reduction to earnings.

In the first quarter of 2004, Vermilion adopted the new CICA Handbook section 3110, "Asset Retirement Obligations." This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. The adoption of CICA Handbook section 3110 allows for the cumulative effect of the change in accounting policy to be booked to accumulated income with the restatement of prior period comparatives. The adoption of the asset retirement obligation accounting policy, which has been applied retroactively, resulted in a new line item to the income statement called accretion expense which was $0.16 per boe in the first quarter.

The Trust has a Unit Rights Incentive Plan (the "Plan") for directors, officers and employees. The exercise price of the rights granted may be reduced in future periods under certain conditions. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors. Therefore, it is not possible to determine a fair value for the rights granted using a traditional option-pricing model and compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights. The Trust adopted the provisions outlined in Section 3870 Stock Based Compensation of the CICA Handbook in the period and applied the new policy retroactively. Unit compensation expense in the quarter was $4.14 per boe.


                                       7
--------------------------------------------------------------------------------

The Trust made a strategic decision to sell its interest in Trinidad operations. On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million. As a result, the Trust realized an estimated $63.2 million (net of tax) gain on the sale of shares, which will be recorded in the second quarter. At March 31, 2004, Vermilion's interest in Aventura was reflected as an asset held for sale on the balance sheet with the consolidated earnings impact shown under discontinued operations. Accordingly the prior years' results were re-stated in accordance with generally accepted accounting policies. The earnings from discontinued operations in the quarter amounted to $0.46 per boe.

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

Effective January 1, 2004 the Trust adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Accounting Guideline 16 ("AcG-16") modifies how impairment is tested and is consistent with CICA section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the capital assets exceed the sum of the undiscounted cash flows expected to result from the Trust's proved reserves.

If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment.

Previously, impairment was tested based on undiscounted future net revenues using proved reserves, and providing for future general and administrative expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Trust's financial results.

Vermilion has a pipeline transportation commitment that runs to October 31, 2005, and has minimum annual payment requirements of Cdn$0.1 million.


                                       8
--------------------------------------------------------------------------------

NETBACKS (6:1)

                                                                                            THREE MONTHS ENDED
                                                    THREE MONTHS ENDED MARCH 31, 2004                MAR 31/03
--------------------------------------------------------------------------------------------------------------
                                                                                                     (Restated)
                                                    Oil &       Natural
                                                     NGLs           Gas         TOTAL                    Total
                                                    $/bbl         $/mcf         $/BOE                    $/boe
--------------------------------------------------------------------------------------------------------------
TRUST FINANCIAL INFORMATION
CANADA
Price                                              $42.30         $6.96        $42.03                   $43.23
Realized hedging gain (loss)                        (5.23)         0.01         (2.19)                   (2.36)
Royalties (net)                                    (10.16)        (2.12)       (11.64)                  (11.17)
Transportation                                      (0.05)        (0.18)        (0.65)                   (0.64)
Lifting costs                                       (7.03)        (0.86)        (5.95)                   (4.88)
--------------------------------------------------------------------------------------------------------------
Operating netback                                  $19.83         $3.81        $21.60                   $24.18
--------------------------------------------------------------------------------------------------------------
FRANCE
Price                                              $41.37         $5.09        $40.91                   $44.24
Realized hedging gain (loss)                        (4.59)           --         (4.39)                   (5.49)
Royalties (net)                                     (5.08)        (0.32)        (4.95)                   (4.85)
Transportation                                      (3.43)         0.00         (3.29)                   (2.66)
Lifting costs                                       (6.30)        (2.50)        (6.66)                   (7.08)
--------------------------------------------------------------------------------------------------------------
Operating netback                                  $21.97         $2.27        $21.62                   $24.16
--------------------------------------------------------------------------------------------------------------
TOTAL TRUST
Price                                              $41.84         $6.91        $41.71                   $43.48
Realized hedging gain (loss)                        (4.91)         0.01         (2.84)                   (3.16)
Royalties (net)                                     (7.68)        (2.07)        (9.67)                   (9.54)
Transportation                                      (1.70)        (0.17)        (1.43)                   (1.16)
Lifting costs                                       (6.67)        (0.91)        (6.16)                   (5.45)
--------------------------------------------------------------------------------------------------------------
Operating netback                                  $20.88         $3.77        $21.61                   $24.17
--------------------------------------------------------------------------------------------------------------
General & administrative                                                        (1.58)                   (1.15)
Reorganization costs                                                               --                    (4.06)
Interest                                                                        (0.69)                   (0.95)
Foreign exchange                                                                   --                       --
Current and capital taxes                                                       (1.24)                   (0.66)
--------------------------------------------------------------------------------------------------------------
Cash flow netback                                                              $18.10                   $17.35
--------------------------------------------------------------------------------------------------------------
Depletion and depreciation                                                     (10.85)                  (10.41)
Future income taxes                                                              6.52                     0.62
Deferred financing charges                                                         --                    (0.08)
Foreign exchange                                                                 0.45                     0.02
Trust units issued                                                                 --                    (7.74)
Accretion expense                                                               (0.16)                   (0.13)
Unrealized loss on derivative instruments                                       (6.22)                      --
Gain (loss) from discontinued operations                                         0.46                    (0.35)
Fair value of stock compensation                                                (4.14)                   (0.20)
--------------------------------------------------------------------------------------------------------------
Earnings (loss) netback                                                         $4.16                   $(0.92)
==============================================================================================================

The above table includes non-GAAP measurements which may not be comparable to other companies.


                                       9
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
($000'S UNAUDITED)
                                                                  MARCH 31,             December 31,
                                                                       2004                     2003
----------------------------------------------------------------------------------------------------
                                                                               (Restated Notes 3,4*)
ASSETS

Current
       Cash and cash equivalents                                  $  41,245                $  44,320
       Fair value of derivative instruments (Note 14)                 2,289                       --
       Assets held for sale (Note 4)                                 94,848                   94,156
       Accounts receivable                                           39,875                   37,178
       Crude oil inventory                                            2,062                    3,477
       Prepaid expenses and other                                     4,564                    2,949
----------------------------------------------------------------------------------------------------
                                                                    184,883                  182,080

Deferred charges for derivative instruments (Note 14)                11,139                       --
Deposit (Note 15)                                                     7,752                       --
Reclamation fund (Note 2)                                             2,068                    1,678
Capital assets                                                      575,793                  580,260
----------------------------------------------------------------------------------------------------
                                                                   $781,635                $ 764,018
====================================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current
       Accounts payable and accrued liabilities                   $  73,362                $  78,515
       Fair value of derivative instruments (Note 14)                18,719                       --
       Liabilities related to assets held for sale (Note 4)           8,087                    8,290
       Distributions payable to unitholders                          10,137                   10,065
       Income taxes payable                                           2,418                    4,966
----------------------------------------------------------------------------------------------------
                                                                    112,723                  101,836

Fair value of derivative instruments (Note 14)                        6,774                       --
Long-term debt (Note 7)                                             157,816                  135,558
Asset retirement obligation (Note 3)                                 15,719                   15,570
Future income taxes                                                 132,893                  145,547
----------------------------------------------------------------------------------------------------
                                                                    425,925                  398,511
----------------------------------------------------------------------------------------------------

Unitholders' equity
       Contributed surplus (Note 9)                                  16,209                   10,100
       Unitholders' capital (Note 9)                                215,832                  209,379
       Exchangeable shares (Note 9)                                  11,192                   11,276
       Accumulated earnings                                         241,751                  233,681
       Accumulated cash distributions                              (129,274)                 (98,929)
----------------------------------------------------------------------------------------------------
                                                                    355,710                  365,507
----------------------------------------------------------------------------------------------------
                                                                  $ 781,635                $ 764,018
====================================================================================================

* Prior year financial statements have been restated in accordance with accounting changes required by changes to the Canadian Institute of Chartered Accountants handbook.


                                       10
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS
($000'S EXCEPT UNIT AND PER UNIT AMOUNTS, UNAUDITED)
                                                                                               THREE MONTHS ENDED
                                                                                      MARCH 31,         March 31,
                                                                                           2004              2003
-----------------------------------------------------------------------------------------------------------------
                                                                                             (Restated Notes 3,4)
Revenue:
       Petroleum and natural gas revenue                                             $   77,610       $    87,579
       Royalties (net)                                                                   18,771            20,722
-----------------------------------------------------------------------------------------------------------------
                                                                                         58,839            66,857
-----------------------------------------------------------------------------------------------------------------
Expenses:
       Production                                                                        11,948            11,830
       Transportation                                                                     2,765             2,520
       Accretion expense (Note 3)                                                           311               284
       Unit compensation expense (Note 9)                                                 8,039               439
       Loss on derivative instruments (Note 14)                                          14,277                --
       Interest on long-term debt                                                         1,330             2,255
       General and administrative                                                         3,058             2,505
       Reorganization costs                                                                  --            25,628
       Foreign exchange gain                                                               (876)              (54)
       Depletion and depreciation                                                        21,047            22,602
-----------------------------------------------------------------------------------------------------------------
                                                                                         61,899            68,009
-----------------------------------------------------------------------------------------------------------------
Loss before income taxes and discontinued operations                                     (3,060)           (1,152)

Income taxes (recovery):
       Future (Note 8)                                                                  (12,653)           (1,336)
       Current                                                                            2,199             1,284
       Capital                                                                              219               143
-----------------------------------------------------------------------------------------------------------------
                                                                                        (10,235)               91
-----------------------------------------------------------------------------------------------------------------
Net earnings (loss) from continuing operations                                            7,175            (1,243)
       Net earnings (loss) from discontinued operations (note 4)                            895              (763)
-----------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                                       8,070            (2,006)
-----------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period as previously reported                        240,493           183,751
Changes in accounting polices (note 3)                                                   (6,812)            3,302
-----------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period, as restated                                  233,681           187,053
-----------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                                                  $  241,751          $185,047
=================================================================================================================

Net earnings (loss) from continuing operations per trust unit:
       Basic                                                                         $     0.11       $     (0.02)
       Diluted                                                                       $     0.11       $     (0.02)
-----------------------------------------------------------------------------------------------------------------

Net earnings (loss) per trust unit (Note 11):
       Basic                                                                         $     0.12       $     (0.03)
       Diluted                                                                       $     0.12       $     (0.03)
-----------------------------------------------------------------------------------------------------------------

Weighted average trust units outstanding
       Basic                                                                         65,021,836        57,410,652
       Diluted                                                                       65,045,645        57,606,607
-----------------------------------------------------------------------------------------------------------------


                                       11
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
($000'S EXCEPT PER UNIT AMOUNTS)
                                                                                               THREE MONTHS ENDED
                                                                                      MARCH 31,         March 31,
                                                                                           2004              2003
-----------------------------------------------------------------------------------------------------------------
                                                                                             (Restated Notes 3,4)
Cash and cash equivalents provided by (used in):
OPERATING
       Net earnings (loss)                                                             $  8,070        $   (2,006)
       Items not affecting cash:
           Depletion and depreciation                                                    21,047            22,602
           Amortization of deferred charges for derivative instruments                    3,288                --
           Unrealized loss of derivative instruments                                      8,777                --
           Unit compensation expense                                                      8,039               439
           Accretion expense                                                                311               284
           Unrealized foreign exchange gain                                                (881)              (54)
           Amortized deferred financing costs                                                --               192
           Trust units issued on cancellation of employee stock options                      --            16,817
           (Earnings) loss from discontinued operations                                    (895)              763
           Future income taxes (recovery)                                               (12,653)           (1,336)
-----------------------------------------------------------------------------------------------------------------
       Cash flow from operations                                                         35,103            37,701
       Site restoration costs incurred                                                     (188)              (24)
       Changes in non-cash working capital                                              (10,356)          (35,553)
-----------------------------------------------------------------------------------------------------------------
                                                                                         24,559             2,124
-----------------------------------------------------------------------------------------------------------------

INVESTING
       Drilling and development of petroleum and natural gas properties                 (16,552)          (13,263)
       Deposit for petroleum and natural gas acquisitions                                (7,752)               --
       Contributions to reclamation fund                                                   (390)               --
-----------------------------------------------------------------------------------------------------------------
                                                                                        (24,694)          (13,263)
-----------------------------------------------------------------------------------------------------------------

FINANCING
       Increase in long-term debt                                                        22,258            17,151
       Issue of trust units for cash, net of issue costs                                  3,365                --
       Issue of common shares for cash, net of issue costs                                   --             1,201
       Distribution reinvestment plan                                                     1,074                --
       Cash distributions                                                               (30,273)           (8,808)
------------------------------------------------------------------------------------------------------------------
                                                                                         (3,576)            9,544
-----------------------------------------------------------------------------------------------------------------
       Foreign exchange gain (loss) on cash held in a foreign currency                      636              (468)
-----------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                                  (3,075)           (2,063)
Cash and cash equivalents, beginning of period                                           44,320            22,524
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                               $ 41,245        $   20,461
-----------------------------------------------------------------------------------------------------------------

Cash payments
       Taxes                                                                           $     32        $   20,463
       Interest                                                                        $  1,355        $    3,280
-----------------------------------------------------------------------------------------------------------------


                                       12
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003, UNAUDITED
(000'S EXCEPT UNIT AND PER UNIT AMOUNTS)

1.   BASIS OF PRESENTATION

     Vermilion Energy Trust (the "Trust" or "Vermilion") was established on January 22, 2003, under a Plan of Arrangement entered into by the Trust, Vermilion Resources Ltd., Clear Energy Inc., and Vermilion Acquisition Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture. Vermilion Resources Ltd. (the "Company") is a wholly owned subsidiary of the Trust.

     Prior to the Plan of Arrangement on January 22, 2003, the consolidated financial statements included the accounts of the Company and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Vermilion Resources Ltd. The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2003 except for the changes in accounting policies (Note 3) and the treatment of Aventura Energy Inc. ("Aventura"), a 72% owned subsidiary, as discontinued operations (Note 4). Certain of the significant accounting policies have been included in Note
     2. The interim consolidated financial statements should be read in conjunction with the Trust's 2003 Annual Report.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Per Unit Amounts

     Net earnings per unit are calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding converted at the exchange ratio at the end of each month. Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" trust unit rights are used to repurchase units at the average market rate during the period.

     b)   Reclamation Fund

     A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. The contributions are currently made on the basis of $0.20 per barrel of oil equivalent of production in Canada and France.

     c)   Income Taxes

     Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs.


                                       13
--------------------------------------------------------------------------------

     The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made in the Trust.

     In the Trust structure, payments made between the Company and the Trust result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

     d)   Distributions

     The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. Pursuant to the Trust's policy, it will pay distributions to its unitholders subject to retaining an appropriate distribution reserve, satisfying its financing covenants, making loan repayments and, if applicable, funding future removal and site restoration reserves.

     e)   Discontinued Operations

     On May 6, 2004, the Trust completed the sale of its subsidiary, Aventura. Accordingly, these consolidated financial statements include the accounts of the Trust and its remaining wholly-owned subsidiaries. The financial position and results of operations of Aventura previously reported in the Trust's annual audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002 and previous unaudited interim consolidated financial statements have been restated and are now reported as discontinued operations (Note 4).

     f)   Transportation Costs

     Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles", which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the consolidated statements of earnings. Beginning January 1, 2004, the Trust has recorded revenue gross of transportation charges and has separately recorded transportation as an expense on the consolidated statements of earnings. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net earnings, per trust unit calculations, or cash flow for the Trust.


                                       14
--------------------------------------------------------------------------------

3.   CHANGES IN ACCOUNTING POLICY

     a)   Hedging Relationships

     On January 1, 2004, the Trust adopted the amendments made to Accounting Guideline 13 ("AcG13") "Hedging Relationships", and EIC 128, "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". Derivative instruments that do not qualify as a hedge under AcG13, or are not designated as a hedge, are recorded in the consolidated balance sheet as either an asset or liability with changes in fair value recognized in net earnings. The Trust has elected not to designate any of its price risk management activities in place as at and subsequent to March 31, 2004 as accounting hedges under AcG13 and, accordingly, will account for all these derivatives financial instruments using the mark-to-market accounting method. The impact on the Trust's consolidated financial statements at January 1, 2004 resulted in the recognition of financial instruments with a fair value of $3,386, financial instrument liabilities with a fair value of $17,813 and a net deferred charge of $14,427, which will be recognized into net earnings over the life of the associated contracts. At March 31, 2004, it is estimated that over the following 12 months $7,594 ($4,648, net of tax) will be reclassified into net earnings from deferred charges.

     As this change in policy did not require retroactive restatement, the effect on the March 31, 2004 statement of earnings was as follows:
     Amortization of the initial deferred charge of $3,288 is charged to revenue on the consolidated statement of earnings. The loss on financial instruments includes the fair value loss of $8,777 and settled losses of $5,500.

     b)   Capital Assets

     Effective January 1, 2004 the Trust adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Accounting Guideline 16 ("AcG-16") modifies how impairment is tested and is consistent with Canadian Institute of Chartered Accountants ("CICA") section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the capital assets exceed the sum of the undiscounted cash flows expected to result from the Trust's proved reserves.

     If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment.

     Previously, impairment was tested based on undiscounted future net revenues using proved reserves, and providing for future general and administrative expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Trust's financial results.

     c)   Asset Retirement Obligations

     The Trust accounts for its asset retirement obligations under the new CICA Handbook, section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the future retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value determined as the estimated future costs discounted to the present value and subsequently adjusted for the accretion of the discount factor and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. Previously, the Trust recognized a provision for future site restoration based on the unit-of-production method applied to the estimated future liability.


                                       15
--------------------------------------------------------------------------------

3.   CHANGES IN ACCOUNTING POLICY (CONTINUED)

     Consolidated Balance Sheet - as at December 31, 2003:

                                                                AS REPORTED (1)            CHANGE           AS RESTATED
                                                                -------------------------------------------------------
     Capital Assets                                                   $ 573,042        $    7,218             $ 580,260
     Site restoration and abandonment                                    13,498           (13,498)                   --
     Asset retirement obligations                                            --            15,570               15,570
     Future Income taxes                                                143,689             1,858               145,547
     Accumulated earnings                                             $ 230,393        $    3,288             $ 233,681

     Consolidated Statement of Earnings and Accumulated
     Earnings - three months ended March 31, 2003

                                                                AS REPORTED (1)            CHANGE           AS RESTATED
                                                                -------------------------------------------------------
     Depletion and depreciation                                       $  22,880        $     (278)            $  22,602
     Accretion                                                               --               284                   284
     Future income taxes                                                 (1,334)               (2)            $  (2,006)

     (1) "As reported" amounts have been adjusted to reflect the classification of Aventura as discontinued operations, and the adjustment to stock compensation.

     There was no effect on basic and diluted net earnings per trust unit for the three months ended March 31, 2003.

     The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its asset retirement obligations to be $15,719 as at March 31, 2004 based on a total future liability of $86,307. These payments are expected to be made over the next 49 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

     The following table reconciles the Trust's total asset retirement obligation:

                                                              MARCH 31, 2004       MARCH 31, 2003
     ---------------------------------------------------------------------------------------------
     Carrying amount, beginning of period                            $15,570              $14,185
     Increase in liabilities in the period                                26                  571
     Settlement of liabilities in the period                              --                   --
     Disposition of liabilities in the period                           (188)                (509)
     Accretion expense                                                   311                  284
     --------------------------------------------------------------------------------------------
     Carrying amount, end of period                                  $15,719              $14,531
     --------------------------------------------------------------------------------------------

     This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes as follows:

     d)   Trust Unit Rights Incentive Compensation

     The Trust has a Unit Rights Incentive Plan (the "Plan") for directors, officers and employees. The exercise price of the rights granted may be reduced in future periods under certain conditions as described in Note 10. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors. Therefore, it is not possible to determine a fair value for the rights granted using a traditional option-pricing model and unit compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the consolidated financial statements for unexercised rights.


                                       16
--------------------------------------------------------------------------------

     Compensation expense associated with rights granted is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying price of the Trust units. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the financial statements.

     Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders capital.

     The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for forfeitures as they occur.

     The Trust adopted the provisions outlined in Section 3870 Stock Based Compensation and other Stock Based Payments of the CICA Handbook in the period. The section requires that unit based compensation be recorded by the Trust.

     The decision was made to adopt the new policy retroactively for the Trust and Aventura resulting in a charge to accumulated earnings on the December 2003 balance sheet of $10,100. The expense related to the period ended March 31, 2003 was a charge to unit compensation expense of $439. The impact on the three months ended March 31, 2003 for Aventura is $843 of compensation expense, which is included in the determination of the loss on discontinued operations.

4.   DISCONTINUED OPERATIONS

     On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million. As a result, the Trust will realize an estimated $63.2 million gain on the sale of shares, which will be recorded in the interim consolidated financial statements for the period ending June 30, 2004. This estimated gain is net of $14.6 of future income taxes, representing the tax related to the taxable portion of the capital gain on sale of the Aventura investment.

     Gross sale proceeds                                              $164,585
     Book value of investment in aventura                               86,761
     -------------------------------------------------------------------------
     Gain on sale of Aventura                                        $  77,824
     Future income taxes                                                14,639
     -------------------------------------------------------------------------
     Net gain on sale of aventura                                    $  63,185
     =========================================================================

     The proceeds will be used to repay the Trust's revolving bank facility in Canada.

     The Trust restated its current and prior period financial statements to reflect the Aventura net assets as `held for sale' and to separately classify the operating results of Aventura from the operating results of continuing operations.


                                       17
--------------------------------------------------------------------------------

     Details of the assets held for sale and the related liabilities are as follows:

                                            MARCH 31, 2004     DECEMBER 31, 2003
     ---------------------------------------------------------------------------
     Current assets                               $  9,627              $  8,559
     Petroleum and natural gas interests            85,221                85,597
     ---------------------------------------------------------------------------
     Total assets held for sale                     94,848                94,156
     ---------------------------------------------------------------------------

     Current liabilities                          $    974              $  1,371
     Future income taxes                             7,113                 6,919
     ---------------------------------------------------------------------------
     Total liabilities held for sale              $  8,087              $  8,290
     ---------------------------------------------------------------------------

     The net earnings (loss) from discontinued operations disclosed in the Consolidated Statements of Earnings and Accumulated Earnings includes the following:

                                                          THREE MONTHS ENDED       THREE MONTHS ENDED
                                                               MARCH 31, 2004          MARCH 31, 2003
     -------------------------------------------------------------------------------------------------
     Revenue                                                           $2,930                  $2,953
     Earnings (loss) before income taxes                                  972                    (167)
     Income taxes                                                          77                     596
     Net earnings (loss) from discontinued operations                     895                    (763)
     ================================================================================================

     The Aventura operations, which have been disclosed as assets held for sale and restated as discontinued operations, comprised the Trinidad segment. Continuing operations include the Canadian and French segments only.

5.   TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO THE PLAN OF ARRANGEMENT

     Effective January 22, 2003, under the Plan of Arrangement, the Company transferred to Clear Energy Inc. a portion of the Company's existing lands and exploration assets. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

     Petroleum and natural gas assets and equipment                     $19,509
     Future income tax asset                                              5,461
     --------------------------------------------------------------------------
     Total assets transferred                                           $24,970
     Provision for site restoration and abandonment                          89
     --------------------------------------------------------------------------
     Net assets transferred and reduction in share capital              $24,881
     ==========================================================================

     Associated with the Plan of Arrangement in the three months ended March 31, 2003, the Company recorded transaction costs of $25.6 million, with $16.8 million related to the issue of Trust units in exchange for cancellation of stock options and $8.8 million in advisory and other costs.

6.   BUSINESS  DISPOSITION AND INVESTMENT

     Effective January 22, 2003, the Company sold its existing 40% working interest in the Central Block in Trinidad to Aventura for consideration of 212,059,512 common shares. As this was a related party transaction, assets and liabilities were transferred at book value. The sale increased the Company's equity holding in Aventura to approximately 72% from approximately 47% held prior to the sale.


                                       18
--------------------------------------------------------------------------------

7.   LONG-TERM DEBT

     At March 31, 2004, the Trust had a line of credit of $240 million with a banking syndicate, which has a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year. A working capital tranche of $1 million included in the $240 million facility has been placed in France to assist cash-management practices.

8.   FUTURE INCOME TAXES

     During the period ended March 31, 2004, a reduction in the Alberta corporate income tax rate was substantially enacted. This reduction amounted to a recovery of future income taxes of approximately $2 million in the three months ended March 31, 2004.

9.   UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

     Pursuant to the Plan of Arrangement, 51,480,467 units of the Trust and 6,000,000 exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company, a wholly owned subsidiary of the Trust, on a one for one basis.

     The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 36,177 exchangeable shares were converted into 41,617 trust units based on the exchange ratio at the time of conversion. At March 31, 2004, the exchange ratio was 1.16656 trust units per exchangeable share.

                                                                            NUMBER OF SHARES             AMOUNT
      ---------------------------------------------------------------------------------------------------------
      COMMON SHARES OF VERMILION RESOURCES LTD.
      Balance as at December 31, 2002                                             55,866,918         $   40,557
      Issued upon exercise of stock options                                          267,100              1,201
      ---------------------------------------------------------------------------------------------------------
      Balance January 21, 2003, prior to Plan of Arrangement                      56,134,018         $  141,758

      Trust units issued on cancellation of employee
         stock options (Note 5)                                                    1,346,449         $   16,817
      Transfer of assets and liabilities to Clear Energy Inc. (Note 5)                    --            (24,881)
      Trust units issued                                                         (51,480,467)          (119,739)
      Exchangeable shares issued                                                  (6,000,000)           (13,955)
      ---------------------------------------------------------------------------------------------------------
                                                                                         NIL         $      NIL
      ---------------------------------------------------------------------------------------------------------

                                                                             NUMBER OF UNITS             AMOUNT
      ---------------------------------------------------------------------------------------------------------
      TRUST UNITS
      Unlimited number of trust units authorized to be issued

      Issued pursuant to Plan of Arrangement January 22, 2003                     51,480,467           $119,739
      Distribution reinvestment plan                                                 457,905              6,209
      Issued on conversion of exchangeable shares                                  1,218,920              2,679
      Trust units issued for cash                                                  6,050,000             85,305
      Unit issue costs                                                                     -             (4,565)
      Unit options exercised for cash                                                  1,300                 12
      ---------------------------------------------------------------------------------------------------------
      Balance as at December 31, 2003                                             59,208,592           $209,379

      Distribution reinvestment plan                                                  67,083              1,074
      Issued on conversion of exchangeable shares                                     41,617                 84
      Unit options exercised for cash                                                260,500              2,538
      Trust units issued for bonus plan                                               49,630                826
      Transfer from contributed surplus on unit option exercise                            -              1,931
      ---------------------------------------------------------------------------------------------------------
      Balance as at march 31, 2004                                                59,627,422           $215,832
      =========================================================================================================


                                       19
--------------------------------------------------------------------------------

                                                                            NUMBER OF SHARES      CONSIDERATION
      ---------------------------------------------------------------------------------------------------------
      EXCHANGEABLE SHARES
      Issued pursuant to Plan of Arrangement  January 22, 2003                     6,000,000          $  13,955
      Exchanged for trust units                                                   (1,151,971)            (2,679)
      ---------------------------------------------------------------------------------------------------------
      Balance as at December 31, 2003                                              4,848,029          $  11,276
      Exchanged for trust units                                                      (36,177)               (84)
      ---------------------------------------------------------------------------------------------------------
      Balance as at March 31, 2004                                                 4,811,852          $  11,192
      ---------------------------------------------------------------------------------------------------------

                                                                              MARCH 31, 2004       DEC 31, 2003
      CONTRIBUTED SURPLUS
      ---------------------------------------------------------------------------------------------------------
      Opening balance                                                                $10,100          $       -
      Unit compensation expense                                                        8,040             10,100
      Transfer to unitholders' capital on unit option exercise                        (1,931)                 -
      ---------------------------------------------------------------------------------------------------------
      Ending balance                                                                 $16,209            $10,100
      ---------------------------------------------------------------------------------------------------------

     As per the Plan of Arrangement, shareholders of the Company received one trust unit or one exchangeable share in the Company for each common share held. In addition, Vermilion shareholders received one share in a separate publicly listed oil and gas company, Clear Energy Inc. for each three common shares held (Note 5).

10.   TRUST UNIT RIGHTS INCENTIVE PLAN

     The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three year period and expire five years after the grant date.

     The following table summarizes information about the Trust's unit rights

                                                                                                      WEIGHTED
                                                                                  NUMBER OF            AVERAGE
                                                                                UNIT RIGHTS     EXERCISE PRICE
     ---------------------------------------------------------------------------------------------------------
     Balance December 31, 2003                                                    4,543,000         $    11.59
             Granted                                                                 93,600              16.27
             Cancelled                                                             (128,800)             11.45
             Exercised                                                             (260,500)              9.74
     ---------------------------------------------------------------------------------------------------------
     Balance March 31, 2004                                                       4,247,300         $    11.81
     ---------------------------------------------------------------------------------------------------------

     A summary of the plan as at March 31, 2004 is as follows:

               RANGE OF                                       NUMBER OF           REMAINING           NUMBER OF
         EXERCISE PRICE                  ADJUSTED                RIGHTS         CONTRACTUAL              RIGHTS
          AT GRANT DATE            EXERCISE PRICE           OUTSTANDING       LIFE OF RIGHT          EXERCISABLE
          -----------------------------------------------------------------------------------------------------
                                                                                    (YEARS)
        $11.45 - $17.95            $9.24 - $17.95             4,247,300           3.9 - 5.0           1,359,867


                                       20
--------------------------------------------------------------------------------

11.   PER UNIT AMOUNTS

      Basic per unit calculations are based on the weighted average number of trust units outstanding. Diluted calculations include additional trust units for the dilutive impact of unit rights outstanding pursuant to the unit rights incentive plan.

      Net earnings (loss) from operations per unit are as follows:

                                                        MARCH 31,     March 31,
                                                             2004          2003
      -------------------------------------------------------------------------
                                                                     (Restated)
      Net earnings (loss) from continuing operations
            Basic (1)                                       $0.11        $(0.02)
            Diluted (2) (3)                                 $0.11        $(0.02)
      -------------------------------------------------------------------------

      Net earnings (loss)
            Basic (1)                                       $0.12        $(0.03)
            Diluted (2) (3)                                 $0.12        $(0.03)
      -------------------------------------------------------------------------

     (1) Basic per unit calculations are based on the weighted average number of trust units outstanding in 2004 of 65,021,836 for the period (57,410,652 trust units in 2003) which includes outstanding exchangeable shares converted at the period end exchange ratio.

     (2) Diluted calculations include additional trust units in 2004 of 23,809 for the period (195,955 additional units in 2003) for the dilutive impact of the unit rights incentive plan. Calculations of diluted units exclude 2,700 of unit rights in 2004 which would have been anti-dilutive. There were no adjustments to net earnings from operations in calculating dilutive per unit amounts.

     (3) The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase trust units under the treasury stock method.

12.  SEGMENTED INFORMATION
                                                                                       MARCH 31,      March 31,
                                                                                            2004           2003
---------------------------------------------------------------------------------------------------------------
                                                                                                     (Restated)
      Petroleum and natural gas revenues:
            Canada                                                                     $  58,673       $ 65,872
            France                                                                        18,937         21,707
---------------------------------------------------------------------------------------------------------------
                                                                                       $  77,610       $ 87,579
---------------------------------------------------------------------------------------------------------------
      Net earnings:
            Canada (including Aventura loss from discontinued operations
               of $895 March 2003 net earnings of $763)                                $   3,506       $ (5,320)
            France                                                                         4,564          3,314
---------------------------------------------------------------------------------------------------------------
                                                                                       $   8,070       $ (2,006)
---------------------------------------------------------------------------------------------------------------
      Funds generated from operations:
            Canada                                                                     $  25,956       $ 25,686
            France                                                                         9,147         12,015
---------------------------------------------------------------------------------------------------------------
                                                                                       $  35,103       $ 37,701
---------------------------------------------------------------------------------------------------------------
      Capital expenditures:
            Canada                                                                     $   8,506       $ 10,940
            France                                                                         8,046          2,323
---------------------------------------------------------------------------------------------------------------
                                                                                       $  16,552       $ 13,263
---------------------------------------------------------------------------------------------------------------

                                                                                       MARCH 31,    December 31,
                                                                                            2004           2003
---------------------------------------------------------------------------------------------------------------
      Identifiable assets:
          Canada (including Aventura assets held for sale of $94,848
             December 31, 2003 - $94,156)                                              $ 542,496       $ 527,592
          France                                                                         239,139         236,426
----------------------------------------------------------------------------------------------------------------
                                                                                       $ 781,635       $ 764,018
----------------------------------------------------------------------------------------------------------------


                                       21
--------------------------------------------------------------------------------

13.   CONTINGENCIES

      On September 25, 2001, Vermilion received a tax notice from the Direction Generale des Impots regarding the Company's wholly owned subsidiary in France, Vermilion REP S.A. The notice advises that the Company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997 in the amount of 4.5 million Euro, including interest charges for late filing. The Company disagrees with the tax authorities position and is in the process of challenging the notice. At the present time the Company is unable to determine the likelihood that it will be required to pay the registration fee, and as such, no amount has been accrued in the consolidated financial statements at March 31, 2004.

14.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      As a means of managing commodity price volatility, the Trust has entered into various financial instrument agreements and physical contracts as set out below.

      OIL HEDGING                                  WTI                             BRENT
      FIXED PRICE SWAPS                   BBLS/D           US$/BBL          BBLS/D         US$/BBL
      --------------------------------------------------------------------------------------------
      2004 Average                         2,250            $24.35           2,250          $22.93
      2005 Average                         1,500            $24.80           1,500          $23.37
      GAS HEDGING                                                            floor         ceiling
      Costless collars                                        gj/d           c$/gj           c$/gj
      --------------------------------------------------------------------------------------------
      Q2 2004                                               17,500           $4.71           $6.64
      Q3 2004                                               17,500           $4.71           $6.64
      Q4 2004                                                5,897           $4.71           $6.64
      --------------------------------------------------------------------------------------------
      2004 Average                                          13,632           $4.71           $6.64
      2005 Average                                              --              --              --

      CURRENCY HEDGING                                                      US$/MO        EXCHANGE
                                                                           (000'S)            RATE
      --------------------------------------------------------------------------------------------
      2004                                                                  $2,670           $0.71

      As discussed in Note 3, on January 1, 2004 the fair value of all outstanding derivative financial instruments that are not recorded as accounting hedges were recorded on the consolidated balance sheet with an offsetting amount to deferred charges. The deferred charge is recognized into revenue over the life of the associated contracts. Changes in fair value after that time are recorded on the consolidated balance sheet with the associated unrealized gain or loss recorded in net earnings.

      The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings. Of the total deferred charge of $14,427 recorded at January 1, 2004, $3,288, has been recognized as a charge to revenue in the three months ended March 31, 2004, and the balance will be recognized as follows:

      2004     Quarter 2         $2,596
               Quarter 3         $1,966
               Quarter 4         $1,859

      2005     Quarter 1         $1,173
               Quarter 2         $1,173
               Quarter 3         $1,186
               Quarter 4         $1,186


                                       22
--------------------------------------------------------------------------------

      The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2004 to March 31, 2004:

                                                                       MARK-TO-MARKET        TOTAL GAIN (LOSS)
                                                                       ---------------------------------------
      Fair value of contracts, January 1, 2004                                $14,427             $         --
      Change in fair value of contracts still outstanding
         at March 31, 2004                                                      8,777                   (8,777)
      Contract settlements realized during the period                              --                   (5,500)
      Fair value of contracts entered into during the period                       --                       --
      --------------------------------------------------------------------------------------------------------
      Fair value of contracts outstanding, end of period                      $23,204                 $(14,277)
      --------------------------------------------------------------------------------------------------------

      The total realized losses recognized in net earnings for three months ended March 31, 2004 was $5,500 ($3,366 net of tax).

      At March 31, 2004, the mark-to-market amounts are recorded in the consolidated balance sheet as follows:

         Mark-to-Market
               Current asset                                                                          $  2,289
               Current liability                                                                       (18,719)
               Long-term liability                                                                      (6,774)
         -----------------------------------------------------------------------------------------------------
         Total mark-to-market                                                                         $(23,204)
         -----------------------------------------------------------------------------------------------------

15.      SUBSEQUENT EVENTS

         On February 19, 2004 Vermilion announced the acquisition of producing properties in the Netherlands for $80.5 million cash. The properties include 5,900 boe/d of production, 14.3 mmboe of proven (P90) reserves and 17.4 mmboe of proven plus probable (P50) reserves in the Netherlands, and will be purchased by its wholly-owned subsidiary, Vermilion Oil & Gas Netherlands B.V. ("Vermilion Netherlands"), effective January 1, 2004. The transaction is subject to normal government and regulatory approvals and is expected to close in mid to late May 2004.

         The Company paid a cash deposit in the amount of 4,800 Euro (approximately $7,752) for the purchase of these assets in the Netherlands. The amount is shown as a deposit on the March 31, 2004 consolidated balance sheet.

         Vermilion announced the formation of an international exploration company, Verenex Energy Inc. ("Verenex"), whose mandate will include the acceleration of Vermilion's exploration efforts in France. Vermilion anticipates that it will hold a controlling equity position in Verenex following an initial financing planned to be completed this spring.

         Vermilion plans to grant to Verenex participating interests in approximately 820,000 acres (net to Verenex) in France in the form of one offshore and six onshore exploratory permits, two of which are pending approval by the Government of France. Vermilion will retain a 50% interest in the offshore permit and a 5% interest in the onshore permits, and will continue to hold all of its producing assets in France.

         In addition to the France exploration lands, Vermilion will transfer a royalty on a producing oil and gas asset in Alberta to Verenex. Under a proposed services agreement, Vermilion will also provide operational and administrative support to Verenex in France and Canada at competitive rates.

16.   COMPARATIVE FIGURES

      Certain of the prior period numbers have been reclassified to conform with the current period presentation.


FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

NON-GAAP MEASURES:

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per share. These terms are not defined by Generally Accepted Accounting Principles. Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Company's cash flow statement and is reconciled to both net income and cash flow from operations.

For further information please contact:

Curtis W. Hicks, C.A., VP Finance & Chief Financial Officer, or Paul Beique, Director Investor Relations 2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 781-9449;  Fax:
         (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com  www.vermilionenergy.com